UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Enrique Perez A.
	Name:	Enrique Perez A.
	Title:	Chief Financial Officer

Date: November 1, 2007

CORPBANCA ANNOUNCES THIRD QUARTER 2007 RESULTS

Santiago, Chile, October 30, 2007 – CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter ended September 30, 2007. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of September 30, 2007 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our September 30, 2007 exchange rate of Ch$511.44 per U.S. dollar.

•	Analysis of Results

Nine-Month Period ended September 30, 2007:

Net income for the nine-month period ended September 30, 2007 was Ch$34,201 million, an increase of Ch$3,485 million, or 11.3% as compared to the same period last year. Our gross margin increased by Ch$31,929 million, or 30.2% versus the same period last year. This increase is mainly due to the increase in our interest revenue. This increase is partly offset by an increase in operating expenses of Ch$8,064 million, provisions for loan losses of Ch$8,053 million, and price-level restatement expenses of Ch$9,386 million.

The following table provides comparative information relating to the composition of our consolidated net income for the nine-month period ended on September 30, 2007, as compared to the same period in 2006, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Period ended Sept 30, 2006	Period ended Sept 30, 2007	Change between 2006 and 2007 periods	Percentage change between 2006 and 2007 periods
Gross margin	105,716	137,645	31,929	30.2%
Operating expenses	(50,141)	(58,205)	(8,064)	16.1%
Provisions for loan losses	(10,412)	(18,465)	(8,053)	77.3%
Income attributable to investments in other companies	501	217	(284)	(56.7)%
Other non-operating expenses	(504)	(2,000)	(1,496)	296.8%
Net gain (loss) from price-level restatement	(8,631)	(18,017)	(9,386)	108.7%
Net income before taxes	36,529	41,175	4,646	12.7%
Income tax provisions	(5,813)	(6,974)	(1,161)	20.0%
Net income	30,716	34,201	3,485	11.3%

Third Quarter 2007:

Net income for the third quarter of 2007 was Ch$15,692 million, an increase of Ch$3,597 million, or 29.7% as compared to the prior quarter. Our gross margin increased by Ch$11,704 million, or 25.4% versus the previous quarter. This increase was offset by an increase in operating expenses of Ch$1,619 million and an increase in price-level restatement expenses of Ch$5,235 million.

The following table provides comparative information relating to the composition of our consolidated net income for the third quarter of 2007, as compared to the second quarter of 2007, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Q2 2007	Q3 2007	Change between quarters	Percentage change between quarters
Gross margin	46,168	57,872	11,704	25.4%
Operating expenses	(18,875)	(20,494)	(1,619)	8.6%
Provisions for loan losses	(5,984)	(6,270)	(286)	4.8%
Income attributable to investments in other companies	(62)	14	76	(122.6)%
Other non-operating expenses	(650)	(997)	(347)	53.4%
Net gain (loss) from price-level restatement	(5,989)	(11,224)	(5,235)	87.4%
Net income before taxes	14,608	18,901	4,293	29.4%
Income tax provisions	(2,513)	(3,209)	(696)	27.7%
Net income	12,095	15,692	3,597	29.7%

•	Gross Margin

Nine-Month Period ended September 30, 2007:

The increase in our gross margin for the nine-month period ended September 30, 2007 as compared to the same period last year is largely a result of increases in our net interest revenue. Less significant gains were seen in net fees and income from services, net foreign exchange transactions and other net operating gains and losses. Gains were partially offset by a decrease in net gains from trading activities compared to the same period last year.

The following table provides comparative information relating to the composition of our consolidated gross margin for the nine-month period ended on September 30, 2007, as compared to the same period in 2006, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Period ended Sept 30, 2006	Period ended Sept 30, 2007	Change between 2006 and 2007 periods	Percentage change between 2006 and 2007 periods
Net interest revenue	87,596	115,931	28,335	32.3%
Fees and income from services, net	21,196	25,700	4,504	21.2%
Gains from trading activities, net	4,411	502	(3,909)	(88.6)%
Foreign exchange transactions, net	1,446	3,170	1,724	119.2%
Other operating gains and losses, net	(8,933)	(7,658)	1,275	(14.3)%
Gross margin	105,716	137,645	31,929	30.2%

Net interest revenue, as adjusted (*)	86,456	116,722	30,266	35.0%
Foreign exchange rate earnings, as adjusted (*)	2,586	2,379	(207)	(8.0)%

(*)	Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

Net interest revenue for the nine-month period ended September 30, 2007 was Ch$115,931 million, an increase of Ch$28,335 million, or 32.3%, as compared to the same period last year.

This increase is greatly due to the increase in interest revenue. This increase is a result of two factors, an increase in revenues from our growth in loans and an increase in inflation indexed interest revenue which has increased substantially over the same period last year due to higher inflation rates in 2007. Accumulated inflation rate at September 30, 2006 and 2007 was 2.5% and 5.1%, respectively. Inflation positively affects our results because we have a greater amount of assets denominated in inflation indexed Chilean UF currency (unidad de fomento) than our UF denominated liabilities. As a result, our UF denominated assets reprice quicker than our peso denominated liabilities.

Fees and income from services for the nine-month period ended September 30, 2007 were Ch$25,700 million, an increase of Ch$4,504 million, or 21.2%, as compared to the same period last year. This increase is due to our effort to increase fees in line with what we believe to be the market standard and to improve our fee collection processes for products oriented to retail banking (e.g. checking accounts and credit cards). We believe that our customers’ acceptance of these changes demonstrate the high level of loyalty to our products and services. This also reflects the increase in our client base as of September 30, 2007 as compared to the same period last year. As of September 30, 2007 we had approximately 55 thousand retail checking accounts and 216 thousand credit cards, an increase over the same period last year of 18.6% and 39.8%, respectively. In addition, we continue to maintain our average retail checking account balance of approximately Ch$1 million per client despite our strong growth in this product. This is in line with our strategy and industry standards.

Net gains from trading activities and foreign exchange transactions decreased by Ch$2,185 million during the nine-month period ended September 30, 2007 as compared to the same period last year. This decrease is mainly due to the effect of the recent increases in interest rates on our treasury business, affecting the value of our fixed income investment portfolio, and the market’s current volatility levels. However, interest revenue received from financial investments and revenues from derivative contracts on foreign loans (included in net interest revenue) at September reached approximately Ch$ 3.1 billion.

Third Quarter 2007:

Our gross margin increased by Ch$12,643 million, or 33.6%, for the third quarter of 2007 versus the previous quarter. This is mainly due to the increase in interest revenue.

The following table provides comparative information relating to the composition of our consolidated gross margin for the third quarter of 2007, as compared to the second quarter of 2007, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Q2 2007	Q3 2007	Change between quarters	Percentage change between quarters
Net interest revenue	37,613	50,256	12,643	33.6%
Fees and income from services, net	8,674	9,141	467	5.4%
Gains from trading activities, net	(1,194)	(821)	373	(31.2)%
Foreign exchange transactions, net	4,172	890	(3,282)	(78.7)%
Other operating gains and losses, net	(3,097)	(1,594)	1,503	(48.5)%
Gross margin	46,168	57,872	11,704	25.4%

Net interest revenue, as adjusted (*)	38,020	50,748	12,728	33.5%
Foreign exchange rate earnings, as adjusted (*)	3,765	398	(3,367)	(89.4)%

(*)	Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

Fees and income from services for the third quarter of 2007 was Ch$9,141 million, an increase of Ch$467 million, or 5.4%, as compared to the prior quarter. This increase is due to greater client transactions and a greater client base. During the third quarter, we sold approximately 4 thousand retail checking account and 28 thousand credit cards.

Net gains from trading activities and foreign exchange transactions decreased by Ch$2,909 million during the third quarter of 2007 as compared to the prior quarter. As mentioned, this decrease is mainly due to increases in interest rates and the market’s current volatility levels. Furthermore, interest revenue received from financial investments and revenues from derivative contracts on foreign loans (included in net interest revenue) during the third quarter reached Ch$ 880 million.

•	Operating Expenses

Nine-Month Period ended September 30, 2007:

Operating expenses increased by Ch$8,064 million, or 16.1%, for the nine-month period ended September 30, 2007 as compared to the same period last year. This increase was a result of higher personnel salaries and expenses as well as administrative and other expenses.

The following table provides comparative information relating to the composition of our consolidated operating expenses for the nine-month period ended on September 30, 2007, as compared to the same period in 2006, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Period ended Sept 30, 2006	Period ended Sept 30, 2007	Change between 2006 and 2007 periods	Percentage change between 2006 and 2007 periods
Personnel salaries and expenses	(31,421)	(35,503)	(4,082)	13.0%
Administrative and other expenses	(14,597)	(18,401)	(3,804)	26.1%
Depreciation and amortization costs	(4,123)	(4,301)	(178)	4.3%
Total operating expenses	(50,141)	(58,205)	(8,064)	16.1%

Personnel salaries and expenses increased by Ch$4,082 million, or 13.0%, as compared to the same period last year. This increase reflects our growth in personnel to handle additional business activity in our commercial and operational areas. As of September 30, 2007 our roster was comprised of nearly 2,800 employees, an increase of 22.2% over the same period last year. In addition, administrative and other expenses increased during the nine-month period by Ch$3,804 million, or 26.1%, as compared to the same period last year. The increase was primarily due to greater expenditures for marketing campaigns, and for leases of additional branches.

Third Quarter 2007:

Operating expenses increased by Ch$1,619 million, or 8.6%, for the third quarter of 2007 versus the previous quarter. This increase is mainly due to our growth in personnel to handle additional business activity in our commercial and operational areas.

The following table provides comparative information relating to the composition of our consolidated operating expenses for the nine-month period ended on September 30, 2007, as compared to the same period in 2006, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Q2 2007	Q3 2007	Change between quarters	Percentage change between quarters
Personnel salaries and expenses	(11,270)	(12,389)	(1,119)	9.9%
Administrative and other expenses	(6,123)	(6,623)	(500)	8.2%
Depreciation and amortization costs	(1,482)	(1,482)	—	—
Total operating expenses	(18,875)	(20,494)	(1,619)	8.6%

Personnel salaries and expenses for the third quarter increased by Ch$1,119 million, or 9.9%, as compared to the prior quarter. Similarly, this increase reflects our growth in personnel to handle additional business activity in our commercial and operational areas. In addition, administrative and other expenses increased during the third quarter by Ch$500 million, or 8.2%, as compared to the prior quarter. This increase is mainly due to greater marketing expenses incurred during this quarter as compared to the prior quarter.

Expenses incurred on additional marketing campaigns in 2007 and in the third quarter are greatly due to our new corporate image which was launched during this quarter. The logo was created by the distinguished designer Massimo Vignelli. This new design is part of CorpGroup’s (CorpBanca’s holding company) desire to strengthen the group’s brand name awareness. CorpGroup’s subsidiaries include CorpBanca, CorpVida (previously known as VidaCorp) and CorpArtes Foundation. Additionally, a new marketing campaign was launched in conjunction with the new corporate image. An important aspect of this campaign is the use of the prominent international Chilean model, Carolina Parsons, to promote CorpBanca and our products.

•	Price-level Restatement

During the nine-month period ended September 30, 2007, we recorded Ch$18,017 million of net expenses due to price-level restatement, an increase of Ch$9,386 million, or 108.7%, as compared to the same period last year. These expenses also showed significant increases when comparing the third and second quarters with an increase of 87.4%. These increases are the result of the higher inflation rate experienced during the third quarter of 2007. Inflation for the third quarter 2007 was 3.2% as compared to the prior quarter of 1.6%.

•	Other Indicators

Our annualized return on equity after taxes increased from 9.9% as of September 30, 2006 to 10.7% as of September 30, 2007.

Net interest margin (net interest revenue over interest-earning assets) increased by 40 basis points from 3.5% to 3.9% as of September 30, 2007 as compared to the same period last year.

•	Business Activity

Loan Portfolio. Our total loan portfolio (excluding interbank loans) totalled Ch$3,802,727 million as of September 30, 2007, representing an increase of 16.3% TTM (real). In addition, our loan portfolio market share in Chile increased from 6.26% as of September 30, 2006 to 6.38% as of September 30, 2007 (excluding interbank loans).

(Expressed in millions of Chilean pesos, except percentage amounts)	As of Sept 30, 2006	As of Sept 30, 2007	Change between 2006 and 2007 periods	Percentage change between 2006 and 2007 periods
Commercial*	1,483,620	1,787,612	303,992	20.5%
Consumer*	427,303	493,498	66,195	15.5%
Foreign trade	262,510	237,108	(25,402)	(9.7)%
Housing mortgages	158,777	152,993	(5,784)	(3.6)%
Commercial mortgages	198,365	182,519	(15,846)	(8.0)%
Other commercial mortgages	1,748	1,722	(26)	(1.5)%
Other housing mortgages	161,783	315,708	153,925	95.1%
Leasing contracts	229,123	247,414	18,291	8.0%
Factored receivables	62,950	66,412	3,462	5.5%
Contingent	259,956	289,480	29,524	11.4%
Past due loans	23,317	28,146	4,829	20.7%
Other outstanding loans	82	115	33	40.2%
Total loans (excluding interbank loans)	3,269,534	3,802,727	533,193	16.3%

(*)	Includes overdrafts

According to the Chilean Superintendency of Banks and Financial Institutions (Superintendency), CorpBanca recorded TTM retail loan growth (real) of 29.1% while the average growth in the Chilean banking sector was 14.7% (real).

According to the Superintendency, residential mortgages loans demonstrated the highest industry growth rate among traditional banks (comprised of the housing mortgages and other housing mortgages), with an increase of 46.2% as of September 30, 2007 as compared to the same period last year. This increase in residential mortgages loans easily outpaced the 16.5% growth reported for Chilean Banking Industry. This growth allowed us to increase our market share in residential mortgage loans from 3.0 % to 3.7% as of September 30, 2006 and 2007, respectively.

•	Other Indicators

Our risk index (allowances for loan losses over total loans) for the nine-month period remained steady at 1.4% when compared to 2006. This compares favourably to the 1.5% risk index reported for the Chilean banking industry for the same period. Our past-due loans over total loans, net of interbank, was 0.7%, while the Chilean banking industry reported 0.8% as of September 30, 2007.

Our coverage ratio, measured as allowances for loan losses over past-due loans, decreased from 199.6% to 188.8% as of September 30, 2006 and 2007, respectively. The Chilean banking sector recorded a coverage ratio of 191.5% as of September 30, 2007.

•	Financing

(Expressed in millions of Chilean pesos, except percentage amounts)	As of Sept 30, 2006	As of Sept 30, 2007	Change between 2006 and 2007 periods	Percentage change between 2006 and 2007 periods
Saving accounts and time deposits	1,639,742	2,086,744	447,002	27.3%
Checking accounts	167,089	192,976	25,887	15.5%
Banker’s drafts and other demand deposits	91,963	127,272	35,309	38.4%
Mortgage bonds	348,332	365,842	17,510	5.0%
Domestic borrowings	138,613	29,030	(109,583)	(79.1)%
Foreign borrowings	185,679	254,244	68,565	36.9%

Funds in process of settlement	21,750	20,692	(1,058)	(4.9)%
Checking accounts + other demand deposits (*)	237,302	299,556	62,254	26.2%

(*)	Net funds in process of settlement

Our domestic and other borrowings (saving accounts and time deposits, checking accounts, banker’s drafts and other demand deposits, mortgage bonds and domestic borrowings) increased by Ch$416 million, or 17.4%, as of September 30, 2007 as compared to the same period last year. This increase was primarily a result of an increase in savings accounts and time deposits of Ch$447 million, or 27.3%. Domestic borrowings decreased by Ch$109,583 million, or 79.1% when compared to September 30, 2006. This reduction in domestic borrowings is a result of taking on other forms of financing such as banking bonds, foreign borrowings and a significant increase in saving accounts and time deposits. As a result, we lowered our financing costs to current market rates.

•	Shareholders’ Equity

We paid dividends totalling 75% of 2006 net income on February 27, 2007, capitalizing Ch$9,776 million.

We are the fourth-largest private bank in Chile, based on our capital and reserves of Ch$424,343 million as of September 30, 2007. We have 226,909,290.6 thousand shares outstanding, a market capitalization of Ch$859,986 million (based on a share price of Ch$3.79 pesos per share) and according to the Superintendency, our equity market share is 7.6% as of September 30, 2007.

Our Basle Index as of September 30, 2007 was 12.5% compared to 14.3% as of September 30, 2006.

Conference Call on THIRD QUARTER 2007 RESULTS

You are invited to participate in CorpBanca’s conference call on Tuesday, October 30, 2007 to discuss the THIRD QUARTER 2007 RESULTS and respond to investor questions.

Time:	10:00 am (Santiago, Chile)
9:00 am EDT (US)
1:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Enrique Perez, CFO

You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

	U.S.A. participants	1866 223 0615
	Outside the US participants	+44 1452 586 513
	UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Friday, November 2nd, 2007.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “THIRD QUARTER 2007 RESULTS Webcast”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

The webcast, together with this press release, will be archived and will be accessible through CorpBanca’s website at www.corpbanca.cl under “Investor Relations - Financial Information”.

Consolidated Balance Sheets (unaudited)

(In millions of Chilean pesos as of September 30, 2007, except percentages)

	As of September 30,		Change
	2006	2007	MCh$	%
Assets

Cash and due from banks	89,637	102,046	12,409	13.8%
Total Loans	3,269,534	3,802,727	533,193	16.3%
Provisions	(46,534)	(53,149)	(6,615)	14.2%
Loans, net	3,223,000	3,749,578	526,578	16.3%
Loans to financial institutions	37,702	29,509	(8,193)	(21.7)%
Securities trading	24,939	63,833	38,894	156.0%
Investments	114,907	165,111	50,204	43.7%
Financial derivative contracts	4,714	21,748	17,034	361.3%
Other assets	170,754	195,133	24,379	14.3%
Fixed assets	36,095	35,056	(1,039)	(2.9)%

Total assets	3,701,748	4,362,014	660,266	17.8%

Liabilities
Checking accounts	167,089	192,976	25,887	15.5%
Time deposits and other obligations	2,403,378	2,989,403	586,025	24.4%
Subordinated bonds	48,460	45,289	(3,171)	(6.5)%
Banking bonds	194,977	264,846
Borrowings from domestic financial institutions	112,574	3,122	(109,452)	(97.2)%
Foreign borrowings	185,679	254,244	68,565	36.9%
Financial derivative contracts	3,842	22,791	18,949	0.0%
Other	140,993	130,850	(10,143)	(7.2)%

Total liabilities	3,256,992	3,903,521	646,529	19.9%

Shareholders’ equity	444,756	458,493	13,737	3.1%

Total liabilities and shareholders’ equity	3,701,748	4,362,014	660,266	17.8%

Consolidated Statements of Income (unaudited)

(In millions of Chilean pesos as of September 30, 2007 (except percentages)

	As of September 30,		Change
(Expressed in millions of Chilean pesos, except percentage amounts)	2006	2007	MCh$	%
OPERATING INCOME
Net interest revenue, net	87,596	115,931	28,335	32.3%
Gains from trading activities, net	4,411	502	(3,909)	(88.6)%
Fees and income from services, net	21,196	25,700	4,504	21.2%
Foreign exchange transactions, net	1,446	3,170	1,724	119.2%
Other operating gains and losses, net	(8,933)	(7,659)	1,274	(14.3)%
Gross margin	105,716	137,644	31,928	30.2%

Personnel salaries and expenses	(31,421)	(35,503)	(4,082)	13.0%
Administrative and other expenses	(14,597)	(18,401)	(3,804)	26.1%
Depreciation and amortization	(4,123)	(4,301)	(178)	4.3%
Total operating expenses	(50,141)	(58,205)	(8,064)	16.1%

Net operating income	55,575	79,439	23,864	42.9%

Provisions for loan losses	(10,412)	(18,465)	(8,053)	77.3%

Operating income	45,163	60,974	15,811	35.0%

OTHER INCOME AND EXPENSES
Non-operating income	1,635	67	(1,568)	(95.9)%
Non-operating expenses	(2,140)	(2,067)	73	(3.4)%
Income attributable to investments in other companies	502	218	(284)	(56.6)%
Price-level restatement	(8,631)	(18,017)	(9,386)	108.7%
Total other income and expenses	(8,634)	(19,799)	(11,165)	129.3%

Income before income taxes	36,529	41,175	4,646	12.7%

Income taxes	(5,813)	(6,974)	(1,161)	20.0%
Net income	30,716	34,201	3,485	11.3%

Consolidated Statements of Income (unaudited)

(In millions of Chilean pesos as of September 30, 2007 (except percentages)

			Change
(Expressed in millions of Chilean pesos, except percentage amounts)	Q2 2007	Q3 2007	Ch$ millions	%
OPERATING INCOME
Net interest revenue, net	37,613	50,256	12,643	33.6%
Gains from trading activities, net	(1,194)	(821)	373	(31.2)%
Fees and income from services, net	8,674	9,141	467	5.4%
Foreign exchange transactions, net	4,172	890	(3,282)	(78.7)%
Other operating gains and losses, net	(3,097)	(1,594)	1,503	(48.5)%
Gross margin	46,168	57,872	11,704	25.4%

Personnel salaries and expenses	(11,270)	(12,389)	(1,119)	9.9%
Administrative and other expenses	(6,123)	(6,623)	(500)	8.2%
Depreciation and amortization	(1,482)	(1,482)	—	0.0%
Total operating expenses	(18,875)	(20,494)	(1,619)	8.6%

Net operating income	27,293	37,378	10,085	37.0%

Provisions for loan losses (*)	(5,984)	(6,270)	(286)	4.8%

Operating income	21,309	31,108	9,799	46.0%

OTHER INCOME AND EXPENSES
Non-operating income	39	(48)	(87)	(223.1)%
Non-operating expenses	(689)	(949)	(260)	37.7%
Income attributable to investments in other companies	(62)	14	76	(122.6)%
Price-level restatement	(5,989)	(11,224)	(5,235)	87.4%
Total other income and expenses	(6,701)	(12,207)	(5,506)	82.2%

Income before income taxes	14,608	18,901	4,293	29.4%

Income taxes	(2,513)	(3,209)	(696)	27.7%
Net income	12,095	15,692	3,597	29.7%

Selected Performance Ratios	As of Sept 30, 2006 or for the 9 months then ended	As of Sept 30, 2007 or for the 9 months then ended
Solvency indicators
Basle index	14.3%	12.5%
Shareholders’ equity / Total assets	11.2%	9.7%
Shareholders’ equity / Total liabilities	12.7%	10.9%

Credit quality ratios
Past due loans / Total loans	0.7%	0.7%
Risk index (Allowances / Total loans ) (1)	1.4%	1.4%
Allowances / Past due loans	199.6%	188.8%
Provisions for loan losses / Total loans*	0.4%	0.6%
Provisions for loan losses / Gross margin	9.8%	13.4%
Provisions for loan losses / Net income	33.9%	54.0%

Profitability ratios
Net interest revenue / Interest-earning assets* (2)	3.5%	3.9%
Net interest revenue, as adjusted (3) / Interest-earning assets* (2)	3.4%	3.9%
Gross margin / Total assets*	3.8%	4.2%
Gross margin / Interest-earning assets* (2)	4.2%	4.6%
Provisions for loan losses / Total assets*	0.4%	0.6%
ROA (before taxes), over total assets*	1.3%	1.3%
ROA (before taxes), over interest-earning assets* (2)	1.4%	1.4%
ROE (before taxes)*	11.8%	12.9%
ROA, over total assets*	1.1%	1.0%
ROA, over interest-earning assets* (2)	1.2%	1.1%
ROE*	9.9%	10.7%
Income attributable to investments in other companies / Investment in other companies*	35.3%	15.7%

Efficiency ratios
Operating expenses / Total assets*	1.8%	1.8%
Operating expenses / Total loans*	2.0%	2.0%
Operating expenses / Gross margin	47.4%	42.3%

Earnings
Earnings per share before taxes (Chilean pesos per share)*	0.21	0.24
Earnings per ADR before taxes (U.S. dollars per ADR)*	2.10	2.37
Earnings per share (Chilean pesos per share)*	0.18	0.20
Earnings per ADR (U.S. dollars per ADR)*	1.76	1.96
Total Shares Outstanding (Thousands)	226,909,290.6	226,909,290.6

(*)	Annualized figures
(1)	New risk index considers total loan loss allowances
(2)	Interest-earning assets : Total loans and financial investments
(3)	Includes exchange rate earnings from the forward contracts

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Contacts:

CORPBANCA:	Capital Link:
Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (562) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com